

August 6, 2019

Christopher K. Mirabelli
Chief Executive Officer
Leap Therapeutics, Inc.
47 Thorndike Street
Suite B1-1
Cambridge, MA 02141

       Re: Leap Therapeutics, Inc.
             Registration Statement on Form S-1
             Filed July 31, 2019
             File No. 333-232927

Dear Mr. Mirabelli:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance